SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

China Hydroelectric Corporation

(Name of Issuer)

Ordinary Shares, $0.001 par value per share**

American Depositary Shares

(Title of Class of Securities)

16949D101***

(CUSIP Number)

NewQuest Asia Fund I (G.P.) Ltd.

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue, George Town

Grand Cayman KY1-9005

Cayman Islands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	Not for trading, but in connection with the registration of American Depositary Shares, each representing three ordinary shares, $0.001 par value per share, of China Hydroelectric Corporation.

***	CUSIP number of the American Depositary Shares.

CUSIP No. 16949D101	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS NewQuest Capital Management (Cayman) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 87,737,462
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,741,619(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%(1)(2)
14	TYPE OF REPORTING PERSON CO

(1)	Includes 10,004,157 Ordinary Shares, or approximately 5.8% of the Ordinary Shares deemed outstanding, that may be deemed to be beneficially owned pursuant to the terms of a warrant issued by China Hydroelectric Corporation. See Item 6 of Amendment No. 1 for a description of the warrant.
(2)	Based on amounts deemed to be outstanding as reported in Item 5 of this Amendment.

CUSIP No. 16949D101	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS NewQuest Asia Fund I (G.P.) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 87,737,462
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 87,737,462
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,741,619(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%(1)(2)
14	TYPE OF REPORTING PERSON CO

(1)	Includes 10,004,157 Ordinary Shares, or approximately 5.8% of the Ordinary Shares deemed outstanding, that may be deemed to be beneficially owned pursuant to the terms of a warrant issued by China Hydroelectric Corporation. See Item 6 of Amendment No. 1 for a description of the warrant.
(2)	Based on amounts deemed to be outstanding as reported in Item 5 of this Amendment.

CUSIP No. 16949D101	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS NewQuest Asia Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 87,737,462
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 87,737,462
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,741,619(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%(1)(2)
14	TYPE OF REPORTING PERSON HC, PN

(1)	Includes 10,004,157 Ordinary Shares, or approximately 5.8% of the Ordinary Shares deemed outstanding, that may be deemed to be beneficially owned pursuant to the terms of a warrant issued by China Hydroelectric Corporation. See Item 6 of Amendment No. 1 for a description of the warrant.
(2)	Based on amounts deemed to be outstanding as reported in Item 5 of this Amendment.

CUSIP No. 16949D101	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS CPI Ballpark Investments Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 87,737,462
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 87,737,462
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,741,619(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%(1)(2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 10,004,157 Ordinary Shares, or approximately 5.8% of the Ordinary Shares deemed outstanding, that may be deemed to be beneficially owned pursuant to the terms of a warrant issued by China Hydroelectric Corporation. See Item 6 of Amendment No. 1 for a description of the warrant.
(2)	Based on amounts deemed to be outstanding as reported in Item 5 of this Amendment.

This Amendment No. 4 (this “Amendment”) is filed to amend and supplement the Schedule 13D relating to the ordinary shares, par value $0.001 per share (“Ordinary Shares”) and American Depositary Shares, each representing three Ordinary Shares (“ADSs”), of China Hydroelectric Corporation (the “Company”), filed by the Reporting Persons named therein with the Securities and Exchange Commission (the “SEC”) on December 5, 2012, as amended by Amendment No. 1 filed with the SEC on July 3, 2013, Amendment No. 2 filed with the SEC on July 31, 2013, and Amendment No. 3 filed with the SEC on September 4, 2013 (as amended, the “Schedule 13D”). Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:

On September 24, 2013, CPI exercised the Amended Option and purchased 6,959,893 Ordinary Shares from Vicis for an aggregate purchase price of $5,219,919.75 (or $0.75 per Ordinary Share) pursuant to an exercise of option letter agreement, dated September 24, 2013 (the “Option Exercise Letter Agreement”), between CPI and Vicis. The source of funds for this transaction was NewQuest’s working capital.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) CPI may be deemed to beneficially own an aggregate of 97,741,619 Ordinary Shares, or approximately 56.8% of the Ordinary Shares deemed outstanding, which consists of (i) 87,737,462 Ordinary Shares directly beneficially owned by CPI (which include 10,114,506 Ordinary Shares represented by 3,371,502 ADSs and 77,622,956 Ordinary Shares), or approximately 51.0% of the Ordinary Shares deemed outstanding, and (ii) 10,004,157 Ordinary Shares, or approximately 5.8% of the Ordinary Shares deemed outstanding, that CPI may be deemed to beneficially own under Rule 13d-3 pursuant to the terms of the Warrant. NewQuest, its sole general partner, NewQuest GP, and NewQuest Management, an investment manager of NewQuest GP, may be deemed to beneficially own all of the Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by CPI. The foregoing calculations of percentage ownership are based on 172,103,822 Ordinary Shares deemed to be outstanding for purposes of this Amendment, which consist of 162,099,665 Ordinary Shares issued and outstanding as represented by the Company in its Report on Form 6-K filed on August 15, 2013, and an additional 10,004,157 Ordinary Shares that may be issued by the Company to CPI upon exercise of the Warrant in full.

Except as set forth in this Item 5(a), neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Listed Persons beneficially owns any Ordinary Shares or ADSs.

The Reporting Persons declare that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any group with respect to the Company or any securities of the Company.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c) The information set forth, or incorporated by reference, in Item 3 of Amendment No.1, Amendment No. 2, Amendment No. 3 and this Amendment is hereby incorporated by reference.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

As disclosed in Item 3 of this Amendment, CPI has exercised the Amended Option and purchased 6,959,893 Ordinary Shares from Vicis pursuant to the Option Agreement (as amended by the Letter Agreement) and the Option Exercise Letter Agreement, which provides for CPI’s notice of exercise of the Amended Option and the parties’ mutual release of claims relating to the transactions contemplated by the Purchase Agreement, the Option (as provided under the Option Agreement), the Amended Option (as provided under the Letter Agreement), and the Warrant.

The descriptions of the Purchase Agreement, the Option Agreement, the Letter Agreement and the Option Exercise Letter Agreement set forth in this Amendment are not intended to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement, a copy of which was attached as Exhibit 99.1 to Amendment No. 1, the Option Agreement, a copy of which was attached as Exhibit 99.2 to Amendment No. 1, the Letter Agreement, a copy of which was attached as Exhibit 99.1 to Amendment No. 2, and the Option Exercise Letter Agreement, a copy of which is attached hereto as Exhibit 99.1, all of which are incorporated herein by reference.

The information set forth, or incorporated by reference, in Items 3 and 5 of this Amendment is hereby incorporated by reference in this Item 6.

Item 7. Material to be Filed as Exhibits.

The following agreements are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Option Exercise Letter Agreement, dated September 24, 2013, by and between CPI Ballpark Investments Ltd and Vicis Capital Master Fund (furnished herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2013	NEWQUEST CAPITAL MANAGEMENT (CAYMAN) LIMITED

	By:	/s/ Randhirsingh Juddoo
	Name:	Randhirsingh Juddoo
	Title:	Director

NEWQUEST ASIA FUND I (G.P.) LTD.

	By:	/s/ Darren C. Massara
	Name:	Darren C. Massara
	Title:	Director

	By:	/s/ Randhirsingh Juddoo
	Name:	Randhirsingh Juddoo
	Title:	Director

NEWQUEST ASIA FUND I, L.P. By: NewQuest Asia Fund I (G.P.) Ltd.

	By:	/s/ Darren C. Massara
	Name:	Darren C. Massara
	Title:	Director

	By:	/s/ Randhirsingh Juddoo
	Name:	Randhirsingh Juddoo
	Title:	Director

CPI BALLPARK INVESTMENTS LTD

	By:	/s/ Georges A Robert
	Name:	Georges A Robert
	Title:	Director